SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29287; File No. 812-13716]

Hercules Technology Growth Capital, Inc.; Notice of Application

May 26, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 23(c)(3) of the Investment Company
Act of 1940 (the "Act") for an exemption from section 23(c) of the Act.

Summary of the Application: Hercules Technology Growth Capital, Inc. ("Company" or
"Applicant") requests an order to amend prior orders that permit the Company to issue restricted
shares of its common stock ("Restricted Stock") and to issue stock options to the Company's
executive officers, employee directors, and other key employees (together, "Employees") and
non-employee directors ("Non-employee Directors") under the terms of its employee and
director compensation plans, the Amended and Restated 2004 Equity Incentive Plan and the
Amended and Restated 2006 Non-employee Director Plan (each as amended and restated on
June 21, 2007, a "Plan," and together, the "Plans").[1] Applicant seeks to amend the Prior Orders
to permit the Company to engage in certain transactions in connection with the Plans that may
constitute purchases by the Company of its own securities within the meaning of section 23(c) of
the Act. Such transactions are provided for in the 2009 Amendment and Restatement to each
Plan (each, an "Amended Plan," and together, the "Amended Plans").

Filing Dates: The application was filed on November 9, 2009, and amended on March 22, 2010,
and May 25, 2010.

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[1]   Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May
        2, 2007) (notice) and 27838 (May 23, 2007) (order) and Hercules Technology Growth Capital,
        Inc., Investment Company Act Release Nos. 27968 (Sept. 12, 2007) (notice) and 28011 (Oct. 10,
        2007) (order) (collectively, the "Prior Orders").

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 21, 2010, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicant, c/o Mr. Manuel A. Henriquez, Chief Executive Officer, Hercules Technology Growth Capital, Inc., 400 Hamilton Avenue, Suite 310, Palo Alto, CA 94301.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at (202) 551-6811, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821, (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or the applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   The Company is an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Act. The Company is currently permitted to (i) issue shares of Restricted Stock to certain of its

Employees and Non-employee Directors, and (ii) issue options to purchase shares of the Company's common stock to certain of its Employees and Non-employee Directors, under the terms of the Plans in reliance on the Prior Orders. Applicant seeks to amend the Prior Orders in order to permit the Company, pursuant to the Amended Plans, to withhold shares of the Company's common stock or purchase shares of the Company's common stock from its Employees and Non-employee Directors to satisfy tax withholding obligations related to the vesting of Restricted Stock that were or will be granted pursuant to the Plans or the Amended Plans.[2] In addition, the Company seeks to amend the Prior Orders to permit Participants to pay the exercise price of options to purchase shares of the Company's common stock that were or will be granted to them pursuant to the Plans or the Amended Plans with shares of the Company's common stock already held by them or pursuant to a net share settlement feature.[3] The Company will continue to comply with all of the terms and conditions of the Prior Orders.

2. The Plans and the Amended Plans authorize the issuance to Participants of shares of Restricted Stock, subject to certain forfeiture restrictions, and options that may be subject to forfeiture conditions to purchase shares of the Company's common stock. On the date that any Restricted Stock vests, such vested shares of the Restricted Stock are released to the Participant and are available for sale or transfer.[4] For Participants who are Employees, the value of the vested shares is deemed to be wage compensation for the Employee. As discussed more fully in

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[2]   All Employees and Non-Employee Directors who participate in the Plans or the Amended Plans are referred to as "Participants."

[3]   Net share settlement allows the Company to deliver only gain shares (i.e., shares of its common stock with a current market value, as the term is defined in the Amended Plans, equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Company's common stock on the open market or borrow cash from third parties in order to exercise his or her options.

[4]   During the restriction period (i.e., prior to the lapse of the forfeiture restrictions), the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by a Participant.

the application, upon the exercise of certain options the amount by which the current market

value of the shares of the Company's common stock, determined as of the date of exercise,

exceeds the exercise price will be treated as ordinary income to the recipient of the option in the

year of exercise. Applicant states that any compensation income recognized by an employee

generally is subject to federal withholding for income and employment tax purposes. The

Amended Plans provide that each grant or exercise of an Award is subject to the Participant

making arrangements to satisfy all applicable federal, state, and local or other income and

employment tax withholding obligations.

3.   The Amended Plans will be subject to approval by the Company's board of

directors ("Board") as well as the required majority of the Company's directors with the meaning

of section 57(o) of the Act. The Amended Plans explicitly permit the Company to withhold

shares of the Company's common stock or purchase shares of the Company's common stock

from the Participants to satisfy tax withholding obligations related to the vesting of Restricted

Stock and the exercise of options to purchase shares of the Company's common stock granted

pursuant to the Plans or the Amended Plans. The Amended Plans further provide the Company's

Board with discretion to permit the Participants to pay the exercise price of options to purchase

shares of the Company's stock with shares of the Company's stock already held by such

Participants or pursuant to net share settlement.

Applicant's Legal Analysis:

1.   Section 23(c) of the Act, which is made applicable to BDCs by section 63 of the

Act, generally prohibits a BDC from purchasing any securities of which it is the issuer except in

the open market, pursuant to tender offers or under other circumstances as the Commission may

permit to ensure that the purchase is made on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that the withholding or purchase of shares of Restricted Stock and common stock in payment of applicable withholding tax obligations or of common stock in payment for the exercise price of a stock option might be deemed to be purchases by the Company of its own securities within the meaning of section 23(c) and therefore prohibited by the Act.

2.   Section 23(c)(3) provides that the Commission may issue an order that would permit a BDC to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Applicant states that it believes that the requested relief meets the standards of section 23(c)(3).

3.   Applicant states that these purchases will be made on a basis which does not unfairly discriminate against the stockholders of the Company because all purchases of the Company's stock will be at the closing price of the common stock on the NASDAQ Global Select Market (or any other such exchange on which the shares may be traded in the future) on the date of the transaction. Applicant further states that no transactions will be conducted pursuant to the requested order on days where there are no reported market transactions involving the Company's shares. Applicant submits that because all transactions would take place at the public market price for the Company's common stock, the transactions would not be significantly different than could be achieved by any stockholder selling in a market transaction.

4.   Applicants submit that the proposed purchases do not raise concerns about preferential treatment of the Company's insiders because the Amended Plans are bona fide compensation plans of the type that is common among corporations generally. Further, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the

option exercise price is determined at the time of the initial grant of the options. Applicant

represents that that all purchases may be made only as permitted by the Amended Plans.

Applicant argues that granting the requested relief would be consistent with policies underlying

the provisions of the Act permitting the use of equity compensation as well as prior exemptive

relief granted by the Commission for relief under section 23(c) of the Act.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Florence E. Harmon
Deputy Secretary